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                                                                Exhibit (a) (10)

For Immediate Release
Thursday May 20, 1999

EASTMAN CHEMICAL COMPANY
Rod Irvin, APR
Director, Corporate Communication
Phone:   (423) 229-4008
Email:   rodirvin@eastman.com


                    HART-SCOTT-RODINO WAITING PERIOD EXPIRES
                          FOR EASTMAN'S CASH OFFER FOR
                           LAWTER INTERNATIONAL, INC.


KINGSPORT, TENN. - May 20, 1999 - Eastman Chemical Company (NYSE: EMN) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the pending cash tender offer by a wholly owned subsidiary for all outstanding shares of common stock of Lawter International, Inc. (NYSE: LAW) has expired. The tender offer remains subject to the other conditions listed in the Offer to Purchase. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 1, 1999, unless extended.

Headquartered in Pleasant Prairie, Wis., Lawter International, Inc. is a worldwide leader in the development, production and marketing of specialty products for the inks and coatings markets. Lawter, which employs approximately 600 people, reported sales of US$213 million in 1998.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 16,000 people in more than 30 countries and had 1998 sales of US$4.48 billion.